Exhibit 99.1

FOR IMMEDIATE RELEASE	For further information contact:
Brad Miller, Investor Relations Director
Country/City Code 8862 Tel: 2656-8016
brad.miller@gigamedia.com.tw

GigaMedia Adds President;

Sees Games Business Pick-up in 4Q

TAIPEI, Taiwan, September 24, 2012 – GigaMedia Limited (NASDAQ: GIGM) announced today that games industry veteran Steve Tsao has joined GigaMedia as president and chief operating officer of the company’s FunTown online games business.

Mr. Tsao has a proven track record in the online games business, having co-founded and grown two publicly listed game companies. Mr. Tsao co-founded United Arab Emirates-based Tahadi Games and led the company from November 2008 to December 2011 as chief executive officer. During that time, Tahadi expanded its operations to four different countries; valuation increased more than five times. Prior to that, Mr. Tsao co-founded IP E-Games in the Philippines. Under his leadership as a director and president, the company grew in four years from a start-up to a publically traded market leader in Southeast Asia. Mr. Tsao was also founder, director, and chief operating officer of IP-Ventures Group from 2004 to 2008, an investment incubator focused on technology and media companies in Southeast Asia. He holds a Master of Business Administration degree from the Franklin W. Olin Graduate School of Business at Babson College and a Bachelor of Science degree in chemical engineering from the University of New Hampshire.

“Steve is the real deal: a great strategic thinker with strong operational skills and an avid gamer/successful entrepreneur who knows how to win – all the skills, qualities and experience we need to build New FunTown,” stated GigaMedia Chief Executive Officer John Stringer. “Steve is already driving change to reinvigorate and strengthen New FunTown, positioning our games business for an improved 2013.”

“FunTown has great opportunities to grow and create a new business model; our MahJong is renowned in Taiwan and our ARPU from casual games is exceptional,” stated FunTown President Steve Tsao. “We intend to capitalize on the value of our brand and our skill in monetizing games as we extend FunTown’s platform to Web/mobile games.”

“We are focused on leveraging our assets, updating our products, and increasing our efficiencies,” stated FunTown President Steve Tsao. “We are also beginning to rebuild development capabilities and explore growth opportunities outside Taiwan.”

“As a result, FunTown is on track for improved top and bottom lines in the third quarter compared to the second quarter of 2012,” stated FunTown President Steve Tsao. “We are also optimistic of delivering sequential growth in the seasonally strong fourth quarter.”

About GigaMedia

Headquartered in Taipei, Taiwan, GigaMedia Limited (Singapore registration number: 199905474H) is a diversified provider of online games and cloud computing services. GigaMedia’s online games business develops and operates a suite of games in Asia, with focus on Web-based/mobile games in emerging markets. The company’s cloud computing business is focused on providing SMEs in Greater China with critical communications services and IT solutions that increase flexibility, efficiency and competitiveness. More information on GigaMedia can be obtained from www.gigamedia.com.

The statements included above and elsewhere in this press release that are not historical in nature are “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. GigaMedia cautions readers that forward-looking statements are based on the company’s current expectations and involve a number of risks and uncertainties. Actual results may differ materially from those contained in such forward-looking statements. Information as to certain factors that could cause actual results to vary can be found in GigaMedia’s Annual Report on Form 20-F filed with the United States Securities and Exchange Commission in April 2012.

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